Via Facsimile and U.S. Mail
Mail Stop 6010

September 20, 2007

Mark Szporka
Chief Financial Officer
Paincare Holdings, Inc.
1030 N. Orange Avenue, Suite 105
Orlando, FL 32801

      **Re:    Paincare Holdings, Inc.**
              **Form 10-K for Fiscal Year Ended December 31, 2006**
              **Filed April 2, 2007**
              **File No. 001-14160**

Dear Mr. Szporka:

      We have completed our review of your Form 10-K and have no further comments at this time.

                        Sincerely,

                        Jim B. Rosenberg
                        Senior Assistant Chief
                        Accountant